
Naples' #1 Home Inspection Company
Hi-Tech Drone 3D imaging
FAA Commercial SUAV Pilot
Licensed - Insured
100% Customer Satisfaction Guaranty

Rick Borman · 3rd

Founder and COO at Reliable Inspections and Reliable Aerial Imaging

Naples, Florida, United States · Contact info

316 connections

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Reliable Inspections LLc

Experience

Owner and COO
Reliable Inspections LLc
Aug 2018 – Present · 2 yrs 10 mos

Experience

Owner and COO
Reliable Inspections LLc
Aug 2018 – Present · 2 yrs 10 mos
Naples, Florida Area

34 Years of construction experience sets us apart. Every Reliable Full-Service Home Inspections© is packed with extra value and the little things that make us the smart choice for Naples home buyers. Our signature Reliable Inspections Home-Arama® Quadcopter panoramic home and property video PLUS certified Thermographic and Infrared Analysis finds moisture and spots heat loss. This is included in each of Reliable Full-Service Home Inspections©. Others charge more for what we include in one price- if they are qualified to do it at all! We are certified in a variety of disciplines and FAA licensed drone pilots. Licensed, experienced, responsible and insured. If this sounds great to you, you're going to love Reliable Inspections LLC. ...see more

Board Member and Co-Founder
Uptown Network
Mar 2011 – Present · 10 yrs 3 mos
Naples FL

Uptown Network is the leader in SMART Menu Services. SMART is an acronym for Social, Mobile, Aware in Real-Time. As interactive digital menus inevitably replace paper menus, we are seizing this unprecedented opportunity to empower staff and engage consumers as never before possible in hospitality history. ...see more

Chief Executive Officer
Borman Productions
Mar 2012 – Aug 2018 · 6 yrs 6 mos
Naples FL

As Founder and CEO of Borman Media and Borman Productions, I am now leveraging decades of industry experience in high profile live event production for the benefit of my clients seeking to gain a solid foothold and excel combining their skills as writing, public speaking, multi-media and combine them to maximize their celebrity footprint and profitability. My expertise in ev ...see more


Rick Borman and Charles Krauthammer

Fellow - Society of Fellows
The Culinary Institute of America
2017 – Mar 2018 · 1 yr
Hyde Park, New York

Senior Media Advisor to the President
Oklahoma Wesleyan University
Nov 2015 – Sep 2017 · 1 yr 11 mos
Bartlesville OK

From the Acknowledgements of Dr. Piper's Best Selling book " Not A Car Care; The Devastating Consequences of Abandoning Truth" : "Rick Borman has likewise provided untold hours of counsel and insight in navigaiting the waters of public relations, publications, radio, TV and Internet. Without Rick, I am not sure that we wouldl have weathered the "Not A Day Care" storr ...see more


Dr Everett Piper Media Appearances 2017 - No...

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Social Media Marketing · 11

Michelle Geskey, MBA and 10 connections have given endorsements for this skill

Public Speaking · 10

Jack Serfass and 9 connections have given endorsements for this skill

Public Relations · 8



Endorsed by **Cyndee Woolley, APR, who is highly skilled at this**

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